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EXHIBIT 99.2


NEWS RELEASE


OLICOM APPOINTS NIELS CHRISTIAN FURU TO
CHIEF EXECUTIVE OFFICER AND PRESIDENT

Olicom founder, former chief executive officer and president, Lars Stig Nielsen, announces retirement; Company announces additional management promotions

         COPENHAGEN, DENMARK AND DALLAS, TEXAS, OCTOBER 13, 1998 - Olicom (Nasdaq: OLCMF), a leading global supplier of high-performance networking solutions, today announced the appointment of Niels Christian Furu to chief executive officer and president, Olicom A/S. Lars Stig Nielsen, founder, former chief executive officer and president, today announced his retirement from Olicom as well as his seat on the Olicom Board of Directors.

         The Company also announced the promotion of Per Larsen to head of worldwide sales, in addition to his current responsibility as executive vice president of global marketing and president of Olicom Inc. Also announced today is the promotion of Niels Jorgensen to executive vice president, in addition to his position as chief technology officer.

         With these changes, the Company's Group Executive Management Board is now comprised of Niels Christian Furu, Per Larsen, Niels Jorgensen, and Boje Rinhart, who continues as executive vice president and chief financial officer.

         After founding Olicom in 1985, Mr. Nielsen took the Company public - first in 1992 on the NASDAQ National Market - while spearheading a successful product strategy based on price-performance leadership. Under his direction, Olicom launched a number of market-leading products - most notably in the Token-Ring desktop and switch markets - and enabled the Company to gain an installed customer base of millions of end users worldwide.

         "It is with regret and understanding that the Board of Directors accepts the resignation of Mr. Nielsen," said Jan Bech, Olicom Chairman of the Board. "As Mr. Nielsen has stated, he has decided to step down due to health reasons and to make room for a new generation of management. It has been agreed between the parties that Mr. Nielsen will be available as a consultant to the Board of Directors, providing insight regarding technological and strategic matters," he added.

         In preparation for the management hand-over announced today, Mr. Furu, formerly Olicom's chief operating officer, has over the past twelve months assumed most of the Company's crucial operating responsibilities. "I am extremely pleased and privileged to assume my new role with Olicom," said Niels Christian Furu, chief executive officer and


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president at Olicom. "While Lars has made an enormous contribution to Olicom's growth, the Company has great challenges ahead. We are particularly focused on leveraging the success we have earned in Token-Ring switching as we prepare to expand our offerings in the Fast Ethernet switch market for campus LANs. I am fully committed and determined to make Olicom a success for our shareholders, customers and employees," he added.

         Niels Christian Furu, 41, joined Olicom in May 1997 as executive vice president and chief operating officer. Among his accomplishments at Olicom, Mr. Furu helped the Company achieve a market-leading position in Token-Ring switching. Prior to joining Olicom, Mr. Furu gained more than 14 years of management and sales experience within IBM. Per Larsen, 46, joined Olicom in May 1998 as executive vice president, global marketing of the Olicom Group and president of Olicom, Inc. Prior to joining Olicom, Mr. Larsen gained 24 years of sales, management and marketing experience within IBM, where he had worldwide responsibility for the marketing of IBM's highly successful ThinkPad product line. Niels Jorgensen, 41, joined Olicom in 1988 and became chief technology officer in 1998. He has had primary responsibility for the Company's product development group since joining the Company.

OLICOM BACKGROUND
         Olicom, a leading global supplier of high-performance data networking solutions, designs, develops, manufactures, and markets its products for large, geographically dispersed enterprises. Olicom specializes in providing campus network connectivity solutions, advanced technical support services and CLEARSTEP(SM) evolution strategies for networks in transition. The Company's products are distributed worldwide by a network of strategic partners and resellers. More information on Olicom is available from the Company's SEC filings or by contacting the Company directly. See Olicom news, product, and service information on its Web site at http://www.olicom.com.

Olicom is a registered trademark. ClearStep is a service mark of Olicom A/S. All other brand and product names are registered trademarks of their respective holders.

Except for historical information contained herein, the matters discussed in this news release contain forward-looking statements involving risks and uncertainties that may cause actual results to differ materially. Among the factors that could cause results to differ are uncertain market conditions, overall demand levels for networking solution products, the timely development of new products and intense competition in the networking industry and the Company's ability to manage expenses. Further information may be found in Olicom's periodic filings with the U. S. Securities and Exchange Commission
(SEC), including the most recent reports on Form 20-F and 6-K, which identify important risk factors related to the Company's business that could cause actual results to materially differ from those contained in the forward-looking statements.

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Contact Information:

OLICOM GROUP
Niels Christian Furu, CEO   Per Larsen, President   Soren Hovgaard, Director, IR
Olicom A/S                  Olicom, Inc.            Olicom A/S
+45 45 27 00 00             (972) 907-4600          +45 45 27 00 00
                                                    sho@olicom.dk

U.S. INVESTOR RELATIONS CONTACT:
STAPLETON COMMUNICATIONS
Kristine Mozes
(650) 470-0200
kristine@stapleton.com




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